SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                Schedule 13G

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)

                           CROWN BOOKS CORPORATION
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 228210-10-0
                               (CUSIP Number)


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 CUSIP No. 228210-10-0                 13G

 1.     NAME OF REPORTING PERSON
        DART GROUP CORPORATION

        S.S. NO. OF ABOVE PERSON



 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [   ]
                                                                  (b)  [   ]


 3.     SEC USE ONLY


 4.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware


                                 5.      SOLE VOTING POWER         2,767,314


 NUMBER OF SHARES                6.      SHARED VOTING POWER               0
   BENEFICIALLY

  OWNED BY EACH
 REPORTING PERSON                7.      SOLE DISPOSITIVE POWER    2,767,314
       WITH

                                 8.      SHARED DISPOSITIVE POWER          0


 9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                           2,767,314


 10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                                 [   ]


 11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)             51.35%


 12.    TYPE OF REPORTING PERSON                                          CO






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                This amendment to Schedule 13G is being filed pursuant to
Rule 13d-1(c) of the Securities Exchange Act of 1934. Crown Books Corporation ("Issuer") was formed under the laws of Delaware in February 1982 to acquire ownership of Crown Books East Corporation and Crown Books West Corporation from Dart Group Corporation ("Dart") and Thrifty Corporation. In August 1983, Issuer completed a public offering of 2,500,000 shares of its common stock, and in February 1984 registered its common stock under Section 12(g) of the Securities Exchange Act of 1934. Since that time, Dart has retained ownership of 2,717,314 shares (approximately 50.42 percent) of the outstanding stock of Issuer, and in 1993 it acquired an additional 50,000 shares (.93 percent). One hundred percent of the voting stock of Dart Group Corporation is owned beneficially by Herbert H. Haft, Ronald S. Haft, Gloria G. Haft, Robert M. Haft and Linda
G. Haft.

Item 1(a)       Name of Issuer

                Crown Books Corporation

Item 1(b)       Address of Issuer's Principal Executive Office

                3300 75th Avenue
                Landover, Maryland  20785

Item 2(a)       Name of Person Filing

                Dart Group Corporation

Item 2(b)       Address of Principal Business Office, or if None, Residence

                3300 75th Avenue
                Landover, Maryland  20785

Item 2(c)       Citizenship

                Delaware

Item 2(d)       Class of Securities

                Common stock

Item 2(e)       CUSIP Number

                22810-10-0

Item 3  N/A

Item 4  Ownership

        (a)     Amount beneficially owned:                         2,767,314

        (b)     Percent of Class:                                     51.35%

        (c)     Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote: 2,767,314
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                (ii)     sole power to dispose or to direct the
                         disposition of:                           2,767,314

                (iii)    shared power to dispose or to direct
                         the disposition of:                               0

Item 5  Ownership of Five Percent or Less of a Class

                N/A

Item 6  Ownership of More than Five Percent on Behalf of Another Person

                N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                N/A

Item 8  Identification and Classification of Members of the Group

                N/A

Item 9  Notice of Dissolution of Group

                N/A

Item 10 Certification

                N/A

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Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  March 9, 1994


                                                  /s/Ron Marshall
                                                  ______________________

                                                  Ron Marshall
                                                  Chief Financial Officer